February 6, 2009

By EDGAR Transmission and by Hand Delivery

Ms. Pamela Long
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Precision Steel, Inc.
Registration Statement on Form S-3
Filed December 30, 2008
File No. 333-156504

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated January 16, 2009, with respect to the Company’s registration statement on Form S-3 (the “Registration Statement”), simultaneously with the Company’s filing of an amendment to the Registration Statement (the “Amendment”).

We understand and agree that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.
 We note your disclosure on page 12 that you may include warrants in units.  If such units would constitute separate securities in their own right, please make appropriate revisions throughout the registration statement to include such units in the registration statement (e.g., the fee table, the prospectus cover page and the “Description of Securities” section).  Otherwise, clarify how the securities would be combined.

RESPONSE: We may in fact offer warrants in units as part of this registration statement.  Accordingly, we have made appropriate changes throughout the Amendment to include such units.

18th Floor, Teda Building, 87 Wing Lok Street, Sheung Wan, Hong Kong, People’s Republic of China; Tel.: 86-21-5994-8500; Fax.: 86-21-5994-0382

Ms. Pamela Long
Division of Corporate Finance
February 6 , 2009

Fee Table

2.
 In note (1) to the fee table, you refer to indeterminate amounts of securities whose aggregate offering prices do not exceed $40 million, as well as an indeterminate number of shares issuable pursuant to antidilution provisions under Rule 416.  In addition, in the last sentence of the note, you refer to an indeterminate amount of securities that may be issued upon conversion or exchange of debt or equity securities.  Please clarify that these securities are included in the $40 million of securities being registered.  Rule 416 can not be used to register securities issuable due the operation of a conversion formula.  Please see Question 139.10 of the Compliance and Disclosure Interpretations, available in the Corporation Finance section of our website.

RESPONSE: We have has revised the fee table in the Amendment to clarify that the indeterminate amount of securities that may be issued upon conversion or exchange of other securities are included in the $40 million of securities being registered.  We also removed reference in the Amendment to any debt securities previously included in the offering.

Outside Back Prospectus Cover Page

3.	Please add debt securities and, if applicable, units to the list of securities that may be sold pursuant to the prospectus.

RESPONSE: We have decided not to include debt securities in the offering being registered.  As a result, we have removed references to debt securities throughout the Amendment, as appropriate.  However, we have added the appropriate information in the Amendment regarding the units to be offered.

Item 16.  Exhibits, page l1-3

4.	Please add the following exhibits to the list of exhibits to the registration statement:

•	The certificate of designation or other instrument defining the rights of the preferred stock;

•	The form of warrant agreement applicable to this offering;

•	The form of unit agreement, if applicable;

•	The form of each of the indentures complying with the requirements of Item 601(b)(4)(iv) of Regulation S-K; and

•	The Form T- I or a reference to Trust Indenture Act Section 305(b)(2).

Please note that the form of indenture(s) must be filed as exhibits prior to the effectiveness of the registration statement.

As stated elsewhere herein, we have decided not to include debt securities in the Registration Statement and have removed references to debt securities throughout the Amendment, as appropriate.

We have added a certificate of designation defining the rights of the preferred stockholders and a specimen preferred stock certificate to the list of exhibits contained in the Amendment, however we have not filed them with the Amendment.  If applicable, such certificate of designation and stock certificate will be filed by amendment or as an exhibit to a Current Report of Form 8-K filed at a later date in connection with a specific offering.

Ms. Pamela Long
Division of Corporate Finance
February 6 , 2009

Similarly, we have added a form of warrant agreement (including a form of warrant) and a form of unit agreement (including a specimen unit certificate) to the list of exhibits contained in the Amendment, but we have not filed them with the Amendment.  If applicable, the forms of warrant agreement and unit agreement will be filed by amendment or as an exhibit to a Current Report of Form 8-K filed at a later date in connection with a specific offering.

Exhibit S.1-Opinion of Pillsbury Winthrop Shaw Pittman LLP

5.	Please have counsel revise its legal opinion in the following respects-*

•	Expand the scope of the opinion to cover the units and any other securities being registered;

•	Add an opinion as to whether the debt securities and the warrants will be binding obligations of the registrant;

•	Restate the legality opinion required by Item 601 (b)(5)(1) of Regulation S-K as a separate opinion, as it is currently unclear because it is presented in a list of assorted items;

•
To the extent the warrant agreements and the indentures are governed by the laws of a jurisdiction other than Delaware, revise the opinion accordingly so that it addresses the laws of such jurisdiction in addition to Delaware law; and

•	Revise the opinion to clarify that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and reported judicial decisions interpreting these laws.

Please re-file the revised opinion as an exhibit to the registration statement.

RESPONSE:  The Company has filed a revised legal opinion as an exhibit to the registration statement.  The opinion provides a separate opinion as to the legality of each security being registered and reflects that the warrants are binding obligations, enforceable against the Company in accordance with their terms and subject to common exceptions. The opinion also provides that it covers matters governed by the General Corporation Law of the State of Delaware, including the statutory provisions and reported judicial decisions interpreting such law, as well as, the laws of the State of New York.

6.
 Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of securities registered in this filing, See Telephone Interpretation D(11) for Rule 415 (July 1997), available in the Corporation Finance section of our website.

RESPONSE: We hereby confirm our understanding that an updated unqualified opinion of counsel will be filed with respect to the legality of the securities being offered for each sale of securities registered in this filing.

(Remainder of Page Left Blank Intentionally)

Ms. Pamela Long
Division of Corporate Finance
February 6 , 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983.1523.

Sincerely,

CHINA PRECISION STEEL INC.

By:/s/ Wo Hing Li
Name: Wo Hing Li
Title: Chief Executive Officer